Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the offer (as defined below). The offer is made solely by the Offer to Purchase, dated May 22, 2020, and the related letter of transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

NOTICE OF OFFER TO PURCHASE FOR CASH

8,669,029 ORDINARY SHARES

of

MAGAL SECURITY SYSTEMS LTD.
AT
$2.95 NET PER SHARE
BY
FIMI OPPORTUNITY V, L.P.
FIMI ISRAEL OPPORTUNITY FIVE, LIMITED PARTNERSHIP

FIMI Opportunity V, L.P, a limited partnership organized under the laws of the State of Delaware and FIMI Israel Opportunity Five, Limited Partnership, a limited partnership organized under the laws of the State of Israel (collectively, the “Purchaser”), announced today that they have commenced a cash special tender offer to purchase 8,669,029 ordinary shares, par value NIS 1.0 per share, of Magal Security Systems Ltd. (“Magal”) (the “Shares”) at the price of $2.95 per Share, net to you (subject to withholding taxes, as applicable), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
Shareholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) generally will not be obligated to pay brokerage fees or commissions, service fees or commissions with respect to the sale of Shares in the Offer. Shareholders that hold Shares through a bank or broker should check whether they charge any service or other fees.

THE INITIAL OFFER PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 10:00 A.M., NEW YORK TIME, ON
JUNE 22, 2020, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned on the availability of financing or the approval of the board of directors of Magal. The Offer is conditioned upon, among other things, (i) at least 1,200,000 Magal Shares (currently representing 5.2% of the issued and outstanding shares and voting power of Magal) having been validly tendered and not withdrawn prior to the completion of the Initial Offer Period; (ii) in accordance with Israeli law, at the completion of the Initial Offer Period, the aggregate number of Shares validly tendered and not properly withdrawn (excluding Shares held by the Purchaser or its affiliates – see “Rights of Shareholders Who Do Not Accept the Offer” in the Offer to Purchase) is greater than the aggregate number of Shares represented by Notices of Objection to the consummation of the Offer; and (iii) the Israeli Competition Authority shall have approved the purchase of the Shares pursuant to the Offer. The Offer also is subject to other conditions as described in the Offer to Purchase.

The initial period of the offer will be completed at 10:00 a.m., New York time, on June 22, 2020. This period, as may be extended, is referred to as the “Initial Offer Period,” and the date of completion of the Initial Offer Period is referred to as the “Initial Completion Date.” As required by Israeli law, if the conditions to the offer have been satisfied or, subject to applicable law, waived by Purchaser, then the shareholders who have, with respect to each Share owned by such shareholder, (a) not responded to the offer, (b) notified Purchaser of its objection to the offer, or (c) validly tendered such Share but have properly withdrawn the tender during the Initial Offer Period, will be afforded an additional four calendar-day period, until 10:00 a.m., New York time, on June 26, 2020, during which such shareholder may tender each such Share. This additional period is referred to as the “Additional Offer Period” and the date of expiration of the Additional Offer Period is referred to as the “Final Expiration Date.” The Final Expiration Date will change if Purchaser extends the Initial Offer Period.

Subject to applicable laws and regulations, if any condition has not been satisfied as of the Initial Completion Date, Purchaser may decide to (i) extend the Initial Offer Period and, subject to applicable withdrawal rights until the Initial Completion Date, retain all tendered Shares until the Final Expiration Date; (ii) if the only conditions that have not been satisfied are one or more of the conditions set forth in clause (b) of Section 11 of the Offer to Purchase, waive such condition(s) and, subject to proration, accept for payment and promptly pay for all Shares validly tendered prior to 10:00 a.m., New York time, on the Final Expiration Date and not properly withdrawn prior to the completion of the Initial Offer Period; or (iii) terminate the offer and not accept for payment or pay for any Shares and promptly return all tendered Shares to tendering shareholders. Purchaser will not, however, provide for a subsequent offering period as permitted pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended.

Purchaser will publicly announce in accordance with applicable law and in any event issue a press release by 9:00 a.m., New York time, on the U.S. business day following the Initial Completion Date, stating whether the conditions to the offer have been satisfied or, subject to applicable law, waived by Purchaser. Promptly following the Final Expiration Date, Purchaser will announce the results of the Offer and the proration factor, if any. If Purchaser is unable to promptly determine the proration factor, Purchaser will announce the preliminary results. Purchaser will pay for all Shares accepted for payment pursuant to the Offer promptly following the calculation of the proration factor. Purchaser expects to make such payment within four U.S. business days following the Final Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have purchased Shares that have been validly tendered and not properly withdrawn if and when Purchaser gives notice to the Depositary of its acceptance for payment of Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for the Shares will be made by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid, regardless of any extension of the offer or any delay in making payment.

Tenders to the Depositary. To validly tender Shares pursuant to the Offer, a properly completed and duly executed letter of transmittal, together with any required signature guarantees, or in the case of a book-entry transfer, an agent’s message, and any other documents required by the letter of transmittal, must be received by the Depositary at its address set forth on the back cover of the Offer to Purchase prior to 10:00 a.m., New York time, on the Initial Completion Date or Final Expiration Date, as applicable. See Section 3 of the Offer to Purchase for instructions to tender Shares or object to the Offer.

Shareholders may withdraw previously tendered Shares at any time prior to the Initial Completion Date, but not during the Additional Offer Period or thereafter. If Purchaser extends the Initial Offer Period, delays its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the offer for any reason, then, without prejudice to Purchaser’s rights under the offer but subject to applicable law, the Depositary may, on Purchaser’s behalf, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in Section 4 of the Offer to Purchase. See Section 4 of the Offer to Purchase.

If more than 8,669,029 Shares are validly tendered and not properly withdrawn, Purchaser will purchase 8,669,029 Shares on a pro rata number of Shares from all shareholders who have validly tendered their shares in the Initial Offer Period and the Additional Offer Period and have not properly withdrawn their Shares before the completion of the Initial Offer Period. If less than 8,669,029 shares are validly tendered, but at least 1,200,000 shares are validly tendered and not properly withdrawn, Purchaser will purchase Shares from all shareholders who have validly tendered their shares in the Initial Offer Period and the Additional Offer Period and have not properly withdrawn their Shares before the completion of the Initial Offer Period.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, subject to applicable law. None of Purchaser or its affiliates or assigns, the Depositary, the Information Agent, Purchaser’s Israeli legal counsel or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. One of the purposes of the Offer is to increase Purchaser’s beneficial ownership of the issued and outstanding shares of Magal.

The Offer to Purchase and the related letter of transmittal will be mailed, at Purchaser’s expense, to record holders of Shares and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Magal shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by tendering shareholders in exchange for Shares pursuant to the Offer is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, tendering shareholders will recognize, for U.S. federal income tax purposes, gain or loss equal to the difference between the tendering shareholder’s adjusted tax basis in the Shares surrendered and the amount of cash received for those Shares. See Section 5 of the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the tax consequences of the offer.

The Offer to Purchase and the related letter of transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the offer.

Questions and requests for assistance may be directed to the Information Agent in the United States, during its normal business hours at its telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related letter of transmittal may be directed to the Information Agent or the Depositary upon request. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the offer.

The Information Agent for the Offer is	Israeli legal counsel for the Offer is

D.F. King & Co., Inc.:	Naschitz, Brandes, Amir & Co.:

48 Wall Street, 22nd Floor	5 Tuval Street.
New York, NY 10005	Tel Aviv 6789717 Israel
Tel.: 972-3- 6235000
For assistance call D.F. King at (800) 814 -2879 (toll free) or (212) 269 - 5550 (banks and brokers)	Attn: Sharon Amir, Adv. Tuvia Geffen, Adv.
Idan Lidor, Adv.
Email: magal@dfking.com

May 22, 2020